EXHIBIT 99.1

Westport Fuel Systems Reports Third Quarter Fiscal 2018 Financial Results

Delivers Positive Adjusted EBITDA; Updates Revenue Guidance

VANCOUVER, British Columbia, Nov. 08, 2018 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX/NASDAQ:WPRT) reported financial results for the third quarter ended September 30, 2018 and provided an update on operations.  All figures are in U.S. dollars unless otherwise stated.

"We have delivered our second consecutive quarter of positive adjusted EBITDA in Q3 2018," said Nancy Gougarty, Chief Executive Officer of Westport Fuel Systems. "This is a result of our full suite of ready-now products that are taking advantage of the shift away from traditional fuels, providing OEMs and consumers with solutions while continuing our focus on operational excellence. In addition, during the quarter we achieved another milestone of securing an HPDI customer in China, by signing development and supply agreements with Weichai Westport Inc.  With their volume commitment, this presents an opportunity for economies of scale, which we expect to lever. Stronger regulations for reduced CO2 emissions continue to be a key driver for heavy-duty OEM engagement in Europe and China."

Q3 2018 HIGHLIGHTS

  Consolidated revenue of $65.5 million compared with $56.4 million in Q3 2017, a 16% increase year-over-year primarily due to strong sales in the aftermarket and the OEM businesses, including shipments of the Westport HPDI 2.0™ product.  Sequentially, consolidated revenue decreased by $15.0 million or 19% primarily due to lower sales from all businesses, partially resulting from the European summer shutdown, as well as the depreciation of the Euro against US dollar.

  A net loss from continuing operations of $12.1 million in Q3 2018 which represents a 25% improvement from $16.2 million in Q3 2017.  Sequentially, net loss from continuing operations increased by $6.4 million from a Q2 2018 loss of $5.7 million, primarily due to a decline in revenue and associated gross margin.

  EBITDA in Q3 2018 was negative $3.0 million, an improvement from negative $11.1 million in Q3 2017. Adjusted EBITDA in Q3 2018 was positive $4.3 million, an improvement from negative $5.7 million in Q3 2017.

  As expected, research and development ("R&D") expenses declined to $7.8 million in Q3 2018, a 39% reduction from $12.8 million in Q3 2017.  The reduction is largely due to the launch of Westport HPDI 2.0™ in 2017.

  A 33% increase in Cummins Westport Inc. ("CWI") net income to the company of $7.7 million in Q3 2018 from $5.8 million in Q3 2017.

  Cash and cash equivalents as of September 30, 2018 were $54.2 million compared with $51.2 million as of June 30, 2018.

  Closed the sale of the CNG compressor business to Snam S.p.A., a leading European gas utility company, for gross proceeds of approximately $14.7 million (€12.6 million), inclusive of a holdback released with the completion of an independent audit within Q3 2018.

  Entered into definitive development and supply agreements with Weichai Westport Inc. ("WWI") to develop, market, and commercialize a heavy-duty, natural gas engine utilizing the Westport HPDI 2.0™ technology in China. The new natural gas engine will be certified to meet China VI emissions standards and is expected to be launched in the second half of 2019.  Westport Fuel Systems will supply HPDI 2.0 system components to WWI.  The supply agreement has commitments to purchase a minimum of 18,000 units between WWI's launch and the end of 2023.

GUIDANCE

Westport Fuel Systems is updating its expected consolidated revenue from continuing operations to be in the range of $260 million to $275 million for the full year 2018.  This is a change from its previous guidance of a range of $235 million to $255 million.

Q3 2018 FINANCIAL HIGHLIGHTS

CONTINUING OPERATIONS(1)
($ in millions, except gross margin % & per share amounts)	Three Months Ended September 30,		Change Better / (Worse)	Nine Months Ended September 30,		Change Better / (Worse)
	2018	2017		2018	2017
Consolidated Revenues	$65.5	$56.4	16%	$209.8	$172.3	22%
Consolidated Gross Margin	15.6	13.7	14%	52.0	46.3	12%
Consolidated Gross Margin %	24%	24%	—	25%	27%	—
Consolidated Operating Expenses	30.6	34.2	11%	89.7	94.8	5%
Research & Development Expenses (2)	7.8	12.8	39%	23.8	38.5	38%
Income from Unconsolidated Joint Ventures	7.7	5.8	33%	17.0	12.8	33%
Net Loss from Continuing Operations	$(12.1)	$(16.2)	25%	$(30.4)	$(42.1)	28%
Net Loss per Share from Continuing Operations	$(0.09)	$(0.15)	40%	$(0.23)	$(0.38)	39%
Adjusted EBITDA (3)	$4.3	$(5.7)	175%	$9.5	$(15.0)	163%

(1) The 2017 and 2018 periods have been revised to reflect the change in business segments previously discussed and reflect the reclassification of the industrial and compressor businesses to discontinued operations.
(2) Research & Development Expenses are included in Consolidated Operating Expenses.
(3) Adjusted EBITDA is a non-GAAP measure. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation.

  Consolidated revenues for the quarter ended September 30, 2018 increased by $9.1 million to $65.5 million, or 16% over the same period last year. This is largely driven by strong sales in the aftermarket and OEM businesses including shipments of the Westport HPDI 2.0™ product.

  Consolidated gross margin for the quarter ended September 30, 2018 increased by $1.9 million to $15.6 million, or 14% over the same period last year, primarily due to higher sales from the aftermarket and OEM businesses. While the gross margin percentage stayed consistent with the prior year period at 24%, there was an increase in gross margin percentage due to higher sales in the aftermarket and the light- and medium-duty OEM businesses. However, this was partially offset by lower gross margins generated from the Westport HPDI 2.0™ product sales and a decrease in high margin engineering service revenue associated with the Westport HPDI 2.0™ launch customer.

  Consolidated operating expenses for the quarter ended September 30, 2018 decreased by $3.6 million to $30.6 million, or an 11% improvement over the same period last year.  The decrease in operating expenses is largely driven by a reduction in R&D expenses following the launch of Westport HPDI 2.0™ in 2017 and a decrease in the Transportation segment's SG&A expenses, offset by higher legal expenses related to the SEC investigation.

  Net loss from continuing operations for the quarter ended September 30, 2018 decreased by $4.1 million to $12.1 million from $16.2 million for the same quarter in 2017.

  Adjusted EBITDA improved to positive $4.3 million in Q3 2018 from negative $5.7 million in Q3 2017. The year-over-year improvement in adjusted EBITDA is primarily due to higher revenues, higher CWI income, and lower operating expenses.

CUMMINS WESTPORT INC. HIGHLIGHTS

CUMMINS WESTPORT HIGHLIGHTS
	Three Months Ended September 30,		Change Better / (Worse)	Nine Months Ended September 30,		Change Better / (Worse)
($ in millions, except gross margin % & unit amounts)	2018	2017		2018	2017
Units	2,090	1,780	17%	5,031	5,557	(9)%
Revenue	$86.2	$75.5	14%	$225.3	$225.7	0%
Gross Margin	27.3	27.9	(2)%	70.0	78.2	(10)%
Gross Margin %	32%	37%	—	31%	35%	—
Operating Expenses	6.8	13.0	48%	26.3	42.0	37%
Segment Operating Income	$20.5	$14.9	38%	$43.7	$36.1	21%
Westport Fuel Systems 50% Interest	$7.7	$5.8	33%	$17.0	$12.8	33%
  CWI revenue for the quarter ended September 30, 2019 increased by $10.7 million to $86.2 million or 14% over the same period last year.  This is primarily driven by higher shipments for the near-zero emissions products, particularly for bus and trucking applications, as well as higher service parts revenue.

  CWI gross margin for the quarter ended September 30, 2018 decreased by $0.6 million to $27.3 million, or 32% of revenue from $27.9 million or 37% of revenue in the prior year quarter, primarily due to product mix along with favourable net warranty adjustments in Q3 2017.

  CWI operating income for the quarter ended September 30, 2018 improved by $5.6 million to $20.5 million, or 38% over the same period last year. The improvement is due to lower R&D expenses associated with the completion of activities related to the on-board diagnostics requirements and the near-zero emissions engines, as well as lower sales and marketing expenses primarily due to prior period cost recovery from government agencies related to a demonstration program.

GAAP and NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA. The company defines EBITDA as net loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gains or losses, and non-cash and other adjustments that the company deems to be non-recurring in nature. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units’ ability to generate sustained cash flow and such information may not be appropriate for other purposes.  Adjusted EBITDA includes the company's share of income from joint ventures.

The terms EBITDA and Adjusted EBITDA are not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and are not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA and EBITDA have limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, EBITDA and Adjusted EBITDA do not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its U.S. GAAP results and using EBITDA and Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES FROM CONTINUING OPERATIONS
($ in millions)	30-Sep-17	31-Dec-17	31-Mar-18	30-Jun-18	30-Sep-18
Three months ended
Net loss from continuing operations	$(16.2)	$(20.8)	$(12.6)	$(5.7)	$(12.1)

Income tax expense	0.4	0.1	0.9	0.1	2.6
Interest expense, net	0.9	2.5	2.1	1.7	2.3
Depreciation and amortization	3.8	3.9	4.2	4.1	4.2
EBITDA	(11.1)	(14.3)	(5.4)	0.2	(3.0)

Stock based compensation	2.1	0.7	0.3	1.4	0.6
Unrealized foreign exchange (gain) loss	2.5	(1.3)	—	5.2	2.2
Asset impairment	—	0.6	—	—	—
Restructuring, termination and other exit costs	(0.1)	1.8	0.6	0.2	—
CWI US tax adjustment	—	6.7	—	—	—
Legal costs associated with SEC investigation	0.9	0.9	0.9	2.5	3.5
Other	0.1	—	0.2	(0.9)	1.0
Adjusted EBITDA	$(5.7)	$(4.9)	$(3.4)	$8.6	$4.3

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

The above information is qualified in its entirety by reference to Westport Fuel Systems full financial statements and related management's discussion and analysis.  To view Westport Fuel Systems full financials for the third quarter ended September 30, 2018, please visit www.wfsinc.com/investors/financials.

CONFERENCE CALL PRESENTATION

The company is providing a conference call presentation as a guide to its financial information in a quick reference format and it should be read in conjunction with Westport Fuel Systems full financials for the third quarter ended September 30, 2018.

LIVE CONFERENCE CALL & WEBCAST

Westport Fuel Systems has scheduled a conference call for today, Thursday, November 8, 2018 at 1:30 pm Pacific Time (4:30 pm Eastern Time) to discuss these results.  The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at www.wfsinc.com/investors/financials.

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 2650. The replay will be available until November 15, 2018. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding revenue and adjusted EBITDA expectations, volume growth and future production costs, the timing for launch and characteristics of Westport Fuel Systems' new natural gas engine with WWI, the demand for our products, the future success of our business and technology strategies, cash and capital requirements  as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in research and development expenses, CWI performance, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology and manufacture products and components, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information

Caroline Sawamoto
Senior Manager, Investor Relations & Communications
Westport Fuel Systems
T 604-718-2046
invest@wfsinc.com